UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                    Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc names Jeanne M. Bertonis as Chief Business Officer.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

March 6, 2003

By:

/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
March 6, 2003

JEANNE M. BERTONIS NAMED CHIEF BUSINESS OFFICER

Vancouver, British Columbia — The Board of Directors of Angiotech Pharmaceuticals Inc. (NASDAQ:ANPI; TSX:ANP) today announced the promotion of Jeanne M. Bertonis, MBA, to the newly created position of Chief Business Officer, effective immediately.

“Jeanne’s contributions have been instrumental in shaping Angiotech’s corporate development strategy,” said William Hunter, MD, MSc, President and CEO of Angiotech. “The Company has been transitioning from a pure R&D focus to an operational entity that will take advantage of the new movement into drug coating devices. Jeanne brings a unique and valuable perspective to this field of pharmacotherapeutics, having worked both in the pharmaceutical and device fields. Her promotion is both well earned and deserved.”

Ms. Bertonis, an officer of Angiotech since 2000, is responsible for all business and corporate development functions and establishing strategic collaborations. She was instrumental in spearheading Angiotech’s first acquisition – Cohesion Technologies – that was completed this past January. She was also responsible for the Company’s recent strategic alliance with Baxter Healthcare Corporation.

Prior to joining Angiotech, Ms. Bertonis spearheaded strategic projects and acquisitions for Genzyme Corporate and several core groups, focusing on surgical and pharmaceutical divisions. Ms. Bertonis has managed business development for the Vascular Intervention Division of Guidant Corporation, and has additional experience in business and research positions from other large pharmaceutical and biopharmaceuticals companies including Eli Lilly & Company and Biogen, Inc.

Ms. Bertonis holds a Master of Management Degree from J.K. Kellogg Graduate School of Northwestern University, a Master of Science Degree in Zoology from the University of Massachusetts and a Bachelor of Arts Degree in Biology from Vassar College.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company’s filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Contacts: Rui Avelar, Investor Relations, ext. 6996 Cindy Yu, Media Relations, ext. 6901 Phone: (604) 221-7676